Zhongchai Machinery, Inc.
224 Tianmushan Road
Zhongrong Chengshi Huayuan 5-1-602
Hangzhou, P.R. China 310007

May 6, 2011

John Dana Brown, Esq.
and
Max Webb, Esq., Assistant Director
Securities and Exchange Commission
Washington, D.C. 20543

Re:	Schedule 13E-3
Filed March 22, 2011
File No. 005-81227

Schedule 14C Information Statement
Filed March 22, 2011
File No. 000-31091

Dear Messrs. Brown and Webb:

I am responding to your letter to Zhongchai Machinery, Inc. (“Company”), dated April 18, 2011.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the Company response.

Schedule 13E-3

1.
Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures.  Please provide us with an analysis as to why Sinoquest Management Ltd., Mr. Xiaodong Zhu, Mr. Peter Wang, Mr. Rong Shi, Mr. Chris X. Chen, Mr. Jason Zhongyuan Lu, and Ruihua International Ltd. are not affiliates engaged in the going private transaction.  In the alternative, please add them as filing persons.

Response

Interpretive Release Relating to Going Private Transactions under Rule 13e-3, Release No. 34-17719 (“Rule Release”), indicates which persons are subject to the Rule 13e-3 (“Rule”).  The Rule Release, in footnote 6, makes clear that the analysis of whether a person is subject to the Rule depends on the given terms of the transaction.  The relevant part of this note reads: “In determining the existence of an affiliate between the issuer (or its subsidiaries) and one or more of the other parties to the transaction, consideration must be given o the terms of the transaction itself.”   Repeatedly throughout the Rule Release, the reference to affiliates that need to be considered are those that are “engaged” in the transaction.  The normal reading of the word, engage, should be adopted.  Additionally, the Release Rule suggests that the normal reading of the word, engaged, should be adopted in the response to Question 1.  The first sentence in the answer states in part “the rule is intended to apply…only if an affiliate of the issuer is also a party to the transaction.  The response to Question continues to indicate that the amendments were made to the Rule so as “…make clear that such transactions are subject to the Rule only if he issuer (or more or more of its subsidiaries) and one or more affiliates of the issuer are parties to the transaction. (emphasis added).”

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011

Below is an analysis of the individuals cited by the Staff as affiliates.  The analysis indicates whether or not the person is “engaged” in the transaction, and therefore, whether or not such person needs to be specifically made parties to the transaction for purposes of the Rule, and therefore responsive for participating in the 13E-3 statement.

Sinoquest Management Ltd.  This is a company in which Mr. Peter Wang is a significant shareholder and over which he has dispositive and voting control for purposes of all the shares of the Company held by Sinoquest Management Ltd.  Sinoquest Management Ltd. is not a party to the transaction as a shareholder, because it has not taken any action in the determination of whether or not to pursue the Reverse Stock Split or taken any action as a shareholder in respect of the Reverse Stock Split.

Mr. Xiaodong Zhu.  Mr. Zhu is a principal of SIJ Holding, a shareholder of the Company.  Neither Mr. Zhu nor SIJ Holding is a party to the transaction because neither person or entity has taken any action in the determination of whether or not to pursue the Reverse Stock Split or taken any action as a shareholder of the Company in respect of the Reverse Stock Split. Moreover, neither Mr. Zhu nor SIJ Holding are in a position of control of the Company.

Mr. Peter Wang.  Mr. Wang is a member of the Board of Directors of the Company and a member of management.  As noted above, he is a shareholder.  Mr. Wang has only taken action as a director and officer of the Company and not in an individual capacity or as an indirect shareholder of the Company.  Therefore, he is not an affiliate for purposes of the Rule, although he is the signatory for the Company.

Mr. Rong Shi.  Mr. Shi is a member of the Board of Directors of the Company. He is not a shareholder of the Company: he is only the beneficial holder of 200,000 shares of common stock through the vested portion of a stock option granted to him in 2010.  Mr. Shi has only taken action as a director of the Company and not in an individual capacity.  Therefore, he is not an affiliate for purposes of the Rule.

Mr. Chris Chen.  Mr. Chen is a member of the Board of Directors of the Company. He is not a shareholder of the Company.  Mr. Chen has only taken action as a director of the Company and not in an individual capacity.  Therefore he is not an affiliate for purposes of the Rule.

Mr. Jason Zhongyuan Lu.  Mr. Lu is a shareholder of the Company.  Mr. Lu is not a party to the transaction because he has not taken any action in the determination of whether or not to pursue the Reverse Stock Split or taken any action as a shareholder of the Company in respect of the Reverse Stock Split.  Moreover, Mr. Lu is not in a position of control of the Company.

Ruihua International Ltd.  Ruihua is a shareholder of the Company.  It did not take any action in the determination of whether or not the Company should pursue the Reverse Stock Split or any action in how such a going private transaction should be pursued.  Ruihua only took action as a shareholder, in its individual capacity as such, to approve the Reverse Stock Split by a consent, after the Board of Directors had determined the form of transaction, amount of consideration to be paid to the non-continuing shareholders and whether or not the transaction was fair to the affiliated and unaffiliated shareholders. Ruihua also is not a “purchaser” under the definition of that term in the Rule.  It is not acquiring any securities in the transaction.  The only action that Ruihua took was to give its consent solely as a shareholder.  It has not made any public statement to any person or recommendation to any person in respect of the transaction.  Therefore, Ruihua is not a person “engaged” in the transaction, such that it is within the Rule for purposes of participating in the Schedule 13E-3.

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011

2.
Please note that if a filing person is added based on the above comment, that person would be required to comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Each new filing person must include a statement as to whether such person believes the Rule 13d-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching the conclusion.  See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 34-17719 (Apr. 13, 1981).

Response

See response to Comment No. 1.

3.
The disclosure provided in response to Item 5(b) identifies that no significant corporate events have occurred during the past two years that would need to be reported pursuant to Item 1005(b) of Regulation M-A.  Please advise us, with a view toward revised disclosure, how this conclusion could have been reached in light of (1) the share transfer described in the Schedule 13D/A filed on August 4, 2009 and (2) the 2010 proposal to elect Mr. Wang to the Board of Directors.

Response

The Schedule has been amended to indicate the significant corporate events that have occurred during the past two years.

Schedule 14C
General

4.
Please balance references to the premium to current or historical market prices by discussing that the price offered is a discount to the highs at which the stock traded from November 2010 through January 2011.

Response

Throughout the 14C, we have indicated the fact that there were two days in early December 2010 and January 2011, where the common stock was traded in the market at $.72, on limited volume, to balance the statement that the $.56 cashed out price is above or at a premium to the price of a share of common stock on March 16, 2011, the day immediately before the Independent Directors and Board of Directors determined the $.56 cash out price.

Benefits, page 6

5.	Revise the lead in to clarify that the transaction, if true, would be in the best interests of the cashed-out shareholders by distinguishing them from the continuing shareholders.

Response

The lead in has been revised to distinguish the two groups.

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011

6.	Revise the second bullet to also disclose the savings as a percentage of revenues for the most recent audited period.

Response

The second bullet has been revised to indicate the savings as a percentage of the most recent unaudited period. The later period was shown, as it reflect the more up to date numbers, and actually reduces the percentages.

Disadvantages, page 7

7.
Please revise the second bullet point to state whether you will continue to provide audited financial statements to your shareholders.  In addition, please revise the last paragraph on page 24 to clarify the frequency with which you will distribute any audited financial statements.

Response

The second bullet on old page 7 and disclosure on old page 24 have been revised to indicate the frequency and the fact that the Company will provide reviewed financial statements.  The prior disclosure did not indicate that the financial statements would be audited.

Other Considerations, page 7

8.
Please reconcile your statements in the first bullet that the Company had missed benefits or opportunities including “enhanced shareholder value [and] enhanced corporate image” with your disclosure on the same page that the reverse split “will likely result in a market decline” and “the Company may lose the prestige of having been a public reporting company.”  Please also revise to balance the third bullet on page 13 accordingly.

Response

The first bullet and other disclosure in the 14C have been revised to reconcile the missed benefit discussion with the fact that there will be a decline in market activity and market prestige.

9.
Here and repeatedly, you mention your stock’s limited liquidity and low market price, yet one of the only two analyses the Mentor Group undertook appears to use the market value of your shares.  At an appropriate point, please disclose what consideration the board and the Independent Directors gave to this dichotomy which appears to render the fairness opinion worthless.

Response

In the discussion about engaging The Mentor Group, there has been added discussion why the straight share market price valuation methodology was not employed by the Independent Directors or commissioned of The Mentor Group.   The market price valuation method was used by The Mentor Group, and employed the stock price of comparable companies to test whether the price to be paid as determined by the Independent Directors and the Board of Directors was within the appropriate value range for the common stock, but there were also considered the sales, EBITDA and EBIT, so there was no dichotomy between the discussion of the limited liquidity and low market price and their methodology because the composite of the factors are different.

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011

Reasons for the Reverse Stock Split, page 10
Annual Cost Savings, page 10

10.	Please revise to disclose what comprises the “Other fees” in the table on page 11.

Response

There has been added to the chart of expenses, details of the “Other fees”.

Effects of the Reverse Stock Split, page 14
Effects on Shareholders with Less than 120 Shares of Common Stock, page 14

11.	Please include a brief discussion and reference to Cashed-Out Shareholders’ dissenters’ rights under Nevada law.

Response

There has been added a brief reference to the dissenters’ rights and a cross reference to the discussion and the relevant appendix.

Effects on Shareholders with 120 or More Shares of Common Stock, page 15

12.	Please briefly discuss how fractional shares will be treated for these holders.

Response

There has been indicated that for shareholders with more than 120 shares, there will be a rounding up of fractional shares.

Alternatives Considered by the Board of Directors, page 17

13.
It appears that you only considered difference ways of going private as alternatives to the status quo.  Please revise to explain why you did not consider putting the Company up for sale to third parties, or confirm to us that this alternative was not considered by the Board.

Response

There has been added discussion of why the sale of the Company was not considered by the Independent Directors and Board of Directors.

Potential Conflicts Of Interest, page 19

14.
Please discuss conflicts related to having the independent directors and the Board make the determination that the reverse stock split is substantively and procedurally fair to the Company’s unaffiliated shareholders given that Mr. Rong Shi, an independent director, and Mr. Peter Wang, Chairman of the Board, are affiliated security holders.

Response

The conflicts of the various directors and officers and the consenting shareholder are discussed.  This section has been expanded to indicate how the Board could arrive at the conclusion that Mr. Shi and Mr. Chen could represent the interests of the Cashed-Out Shareholders and unaffiliated Continuing Shareholders in a fair and impartial manner.  Also clarified was the fact that the Independent Directors made the decision and recommended it for approval of the full Board.  Therefore, the Independent Directors were making the decisions most relevant to those shareholders.  Mr. Wang was not an Independent Director, however, his conflicts were disclosed.

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011

After reviewing various literature and the Commission’s rules and regulations on director independence, it appears that, except for with respect to audit committee members, the Commission has left it up to the various securities exchanges to determine the standards for director independence. In fact, the Company notes that in its recent proposed rules regarding the independence of compensation committee members, the Commission has given the exchanges substantial discretion in formulating the definitions and other requirements of independence.

Under Item 407(a)(1)(ii) of Regulation S-K, in determining whether or not a director is independent, an non-listed issuer (such as the Company) may use the definition of independence of a national securities exchange, such as the NASDAQ Stock Market (“Nasdaq”), which requires that a majority of the Board of Directors be independent.

Nasdaq Rule 5605(a)(2) states that an independent director is a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq Rule specifies certain relationships which would prevent a person be being considered independent, such as:

(A)           a director who is, or at any time during the past three years was, employed by the Company;

(B)           a director who accepted or who has a family member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence;

(C)           a director who is a family member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

(D)           a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more;

(E)           a director of the Company who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; or

(F)           a director who is, or has a family member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

The Company notes that none of the above relationships apply to Mr. Shi. While the Company acknowledges that Mr. Shi beneficially owns 200,000 shares of the Company’s common stock through the vested portion of a stock option (which is less than 1% of the total amount outstanding), Nasdaq specifically states that it does not believe that ownership of Company stock by itself would preclude the Board from determining a director to be independent. Accordingly, stock ownership is not included in the above precluding relationships.

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011

Furthermore, Mr. Shi also meets the independence requirements of audit committee members set forth in Securities Exchange Act Rule 10A-3(b)(1)(ii) in that Mr. Shi (A) has not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary thereof, nor (B) is he an affiliated person of the Company or any subsidiary thereof (i.e. he does beneficially own more than 10% of the Company’s outstanding voting stock nor he is an executive officer of the Company).

Therefore, the Company believes that Mr. Shi, and Mr. Chen, meet the requirements of an independent director as those requirements are set forth in the rules and regulations promulgated by the Commission.

Unaffiliated Representatives, page 20

15.
Please refer to the last sentence in the first paragraph.  Please revise to explain the basis for the belief that Mr. Rong Shi, as an affiliated shareholder, was able to represent the interests of the unaffiliated shareholders and the unaffiliated cashed-out shareholders.

Response

See the response to Comment 14.  Revisions were made to this section of the 14C.

Approval by Majority Shareholder, page 22

16.
The disclosure indicates “Mr. Peter Wang, as a representative of the management of the Company, approached Ruihua International Limited to determine if they would consent to the Reverse Stock Split.”  Given that that potential benefits of this potential transaction were explained to this security holder, please provide us with a legal analysis that explains whether or not these communications constituted solicitation subject to Section 14(a) and Regulation 14A that should have been accompanied by a proxy statement.

Response

Upon consideration of the provisions of Rule 14a-3 and Rule 14a-4(f) of the proxy rules, promulgated under the Securities Exchange Act of 1934, as amended, the Board of Directors has determined to discontinue the amendment and prosecution of the Schedule 14C as previously filed, and, instead, proceed with a proxy solicitation for a vote of all the shareholders at a special meeting thereof, called for the purpose of approving the Reverse Stock Split.

Based on a new review period of 10 business days by the SEC, the proposed meeting date is June 13, 2011, with a record date of May 25, 2011 and a projected mailing date of May 31, 2011.

Accordingly, the Company has prepared a Proxy Statement and proxy card, based on the form of Information Statement previously filed, and is submitting that with this response letter.  A redline of the Proxy Statement has been provided on Edgar, against the Information Statement.

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011

Substantive Factors in Support of the Reverse Stock Split, page 23
Cash-Out Consideration, page 23

17.
Please explain the statement that “[t]here are no indications that, without effecting the proposed Reverse Stock Split, the market price for the Common Stock would meet or exceed such consideration at any time in the foreseeable future if there was no Reverse Stock Split” in light of the trading highs from November 2010 through January 2011.

Response

The 14C has been revised to indicate that the three year, long term trend of the reported stock market prices of the Company common stock has been low with low trading volume as the basis for the statement that there is no indication that the price of a share of common stock will exceed the cash-out price of $0.56.  Moreover, there has been strong negative bias in the last eighteen months toward public trading Chinese based operating companies that went public through reverse take-over method, generally leading to very thin trading volume and very low P/E ratios for those companies.  The Company has experienced the effects of this investor response to events, which does not appear to be changing.

Additional shares may be acquired to remain shareholders, page 24

18.
Please revise to further explain how an average trading volume of 5,161 shares would be sufficient if current shareholders owning less than 120 shares wish to acquire shares so that they own at least 120 shares.

Response

The 14C has been revised to indicate that there are approximately 300 record shareholders with 100 shares exactly, which translates into approximately 250 of such shareholders being able to buy additional shares to bring their holding up to 120 shares based on the average trading volume of 5,161 shares.

Availability of dissenters’ rights under Nevada law, page 24

19.	Please advise us how Nevada appraisal rights procedures are an element of the substantive fairness of the transaction.

Response

The 14C has been revised to indicate that the appraisal rights is considered a check and balance on the decision process of the Independent Directors and Board of Directors.  To the extent that a cashed-out shareholder does not agree with the $.56 determination, it can be challenged and reviewed by an impartial judge pursuant to the appraisal process.

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011
Page92

Substantive Factors Not in Support of the Reverse Stock Split, page 25

20.	Please discuss the historical trading prices of your stock from November 2010 to January 2011.

Response

The 14C has been revised throughout to discuss the historical closing trading prices of the shares of common stock at above the cashed out price of $0.56 for 17 trading days representing actual sales, and the fact that on two of those days there were actual sales at the $0.72 price level.  Please note that there are many days in the Staff referenced time period when there were no actual trades, and in the same period there are days on which the common stock traded at less than the price of $0.56.

21.
Please discuss the extent to which the proposed transaction consideration constitutes fair value in relation to current stock prices, going concern value, and liquidation value.  See Item 1014(b) of Regulation M-A and corresponding Instruction 2 thereto.

Response

There has been added discussion how the Independent Directors did not employ the valuation methods of the current stock prices and liquidation value. The discussion indicates that these methods were not considered demonstrative of the value of the Company, and would have suggested a price less than the price as determined and then tested through the fairness opinion.  Going concern value is partially reflected in the Market Valuation method, as that method of valuation takes into account the value of a company, including its intellectual property and goodwill, and considered the projections of the Company, therefore considering the value as an operating company.

22.	Please advise us, with a view toward revised disclosure, how the third paragraph describes a factor not in support of the reverse stock split.

Response

The referenced paragraph has been moved from the section of factors not in support of the reverse stock split to the section of factors in support of the reverse stock split.  The Company believes it is important information about the rights under Nevada law which should be disclosed to the shareholders.

Procedural Fairness, page 26

23.	Please refer to the third bullet. Please tell us how obtaining the written consent of an affiliate represents an element of procedural fairness to the unaffiliated shareholders.

Response

The shareholder Ruihua International was only approached as a shareholder, and not in any other capacity.  Ruihua International was not involved in the process (i) of deciding on whether or not to proceed to take action to be able to de-register as an SEC reporting company, (ii) on determining the method of going private, or (iii) in any part of the deliberative processes of the Independent Directors or Board of Directors, including the amount to be paid to the cashed out shareholders.  Nevada law permits actions that may be taken by the shareholders at a meeting to also be taken by a written consent of the shareholders.  There is no limitation in the charter or bylaws of the Company of the ability of shareholders to take action by consent.  The action of the reverse stock split requires shareholder approval by a majority of the issued and outstanding shares.  The fact that shareholder approval is required and can be taken by either consent or vote, is considered an element of fairness, because it is ultimately the shareholders that will decide whether or not a company can proceed with a reverse stock split.  The fact that Ruihua made the decision as a shareholder fits within this concept of shareholder approval, which is the procedural process sought by state law and designed to bring fairness to the shareholders in requiring them to be the determinants of whether or not the company can pursue the action.  Just because Ruihua is the largest shareholder and the majority shareholder does not disqualify its vote or undermine any of the procedural fairness sought or achieved through the process of obtaining shareholder approval.  Regardless of whether or not the shareholder approval is achieved by a vote through a meeting or a consent, the decision of Ruihua on the matter will determine the course of conduct of the Company in the Reverse Stock Split transaction.

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011

24.
Please revise to balance by providing negative elements of procedural fairness, which may include the lack of a vote by unaffiliated shareholders, the lack of an unaffiliated representative, conflicts within the board, having an independent director who was an affiliated shareholder represent the interests of the unaffiliated shareholders, that only one possible price was presented to the independent directors on March 17, 2011, or that the board or independent directors did not consult with a financial advisor regarding other strategic alternatives.

Response

The 14C was amended to add discussion about the above referenced factors as negative elements of procedural fairness.

We wish to point out to the Staff that The Mentor Group did not present a price to the Independent Directors to be paid to the cashed out shareholders.  The price was determined by the Independent Directors and tested as whether or not it was a price within a range of prices that would be considered fair to the shareholders.  The fact is that the $0.56 price was the at the median of the range of values.

Reports and Opinions, page 27

25.	Please further describe the reasons why the independent directors selected The Mentor Group. See Item 1015(b)(2) and (3) of Regulation M-A.

Response

There has been added disclosure about the reasons of the independent directors for selecting The Mentor Group.

26.
We note the reference to discussion regarding the “scope” of the analysis.  Please briefly describe any limitations the Company and/or the independent directors placed on the scope of The Mentor Group’s opinion.

Response

There has been added discussion about the scope of the analysis to be performed by The Mentor Group, including the reasons for not having an analysis based on the stock market prices and liquidation value.  There has also been added discussion of why the Independent Directors did not pursue a sale of the business.

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011

27.
Please describe any material relationship between The Mentor Group or its affiliates and the Company or its affiliates during the past two years or contemplated, and any compensation received during that time or contemplated to be received.  See Item 1015(b)(4) of Regulation M-A and General Instruction E to Schedule 13E-3.

Response

There has been added a negative statement that there were no past relationships or compensation paid between The Mentor Group and any of the officers or directors of the Company.

28.	Please revise to discuss the results and conclusions of each analysis provided.

Response

There has been added disclosure about the results and conclusions of each analysis provided.

29.
If the abrupt turnaround from a loss to a significant profit over the last two years was not a factor in the deliberations of the Mentor Group, please revise to clarify what role it played in the deliberations of the Independent Directors.

Response

It is the Company’s position that the change in the earnings of the Company do not represent an “abrupt turnaround.”  If the Staff of the SEC were to observe the financial statements, beginning in 2007, it will be seen that the Company took several years to turn from a loss company to a profit company, but, importantly, the progression was relatively steady over those years. Therefore, such a consideration as suggested by the Staff was not necessary as it has been an evident trend reflected in the Company reports for several years.  However, as indicated in the analysis, the projections about the Company were taken into consideration in The Mentor Group fairness opinion analysis.  These projections have been added to the 14C.

30.
Revise to disclose the criteria used to select the companies in the Public Guideline Company Method.  Advise us, with a view toward revised disclosure, why the companies selected are all larger than your company?

Response

There has been added disclosure to the 14C about the criteria used to select the companies in the Public Guideline Company Method.  Additionally, disclosure was added as to why the companies selected are larger than the Company.

31.	Revise to explain what Market Value of Invested Capital means.

Response

An explanation of the meaning of Market Value of Invested Capital has been added to the 14C.  We have been told by The Mentor Group that the market price of a share of common stock of the Company used in connection with this formula was the closing price as of March 14, 2011.  The Mentor Group has explained that although the actual market price of the Company was considered in its overall analysis, emphasis was placed on the market multiples of the guideline companies based on their trading prices as of March 14, 2011. The actual trading price of the Company common stock was considered only to compare the reasonable value range that The Mentor Group computed to the actual trading price of a share of Company common stock.  The actual trading price was not an input in any valuation model to compute the reasonable value range.  Please be reminded that The Mentor Group was not hired and their opinion does not establish a price to be paid, rather the work of The Mentor Group was only to test the price to be paid to evaluate whether or not it is within a reasonable value range using the multiples of the comparable companies and a discounted cash flow approach.

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011

Please note that the above explanation was provided to me on May 3, 2011, as a result of the questions Mr. Brown posed as part of my conversation with him on April 29, 2011, and the above statements were not provided as part of the May 17, 2011 discussion.  Therefore, since these statements were not made to the directors at the time of their deliberations, these statements have not been added to the 14C.

32.	Also explain what a Monte Carlo simulation model is and whey the Mentor Group believes it provides useful information.

Response

An explanation of the Monte Carlo simulation model and the rational for its use were added to the 14C.

33.	Please provide us with details of other recent fairness opinions the Mentor Group has provided in connection with going private transactions of U.S. registered public companies.

Response

The Mentor Group has provided us with the names of the following companies in response to the Staff comment above: (i) Atrinsic Inc. CIK#: 0001022899, (ii) Brilliant Digital Entertainment Inc. CIK#: 0001022844, and (iii) Alpha Innotech Corp, formerly Xtrana Inc. through August 2005 CIK#: 0000830736.

Deliberations of the Board of Directors, page 32

34.
Please disclose any reasons discussed on March 20, 2010 as to why going private would result in a “much better situation for the Company to raise capital in the future and offer more flexibility to the capitalization of the Company.”  Any reasons discussed in June 2010 as to why “the Company might be better able to raise capital for its operations as a non-reporting company in the United States” also should be included in this revision.

Response

There has been added disclosure as to why going private would provide better opportunities for raising capital in the future.  The reasons discussed in both March and June were the same, which is indicated in the 14C, and there has been added discussion of the for the suggestions expressed at those meetings.

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011

35.	Please disclose why management suggested engaging The Mentor Group on March 8, 2011.

Response

The disclosure about the engagement of The Mentor Group has been clarified to indicate that suggesting of The Mentor Group to perform a valuation analysis was made by CapLink, because CapLink did not believe it was appropriate for it to undertake such an engagement because of its past and continuing relationship with the Company.  The decision to engage The Mentor Group was made by the Independent Directors.  Management only carried out the formalities of engagement and contract negotiations, payment by the Company and providing information to The Mentor Group.

36.
Please disclose the “estimates concerning the future business of the Company” that the company provided to The Mentor Group on March 10 and 11, 2011.  Please also disclose the “financial projections” presented to The Mentor Group and referenced on page two of the fairness opinion.

Response

The estimates provided to The Mentor Group include the power point which is filed as and exhibit with the Schedule 13E-3 and the projections which have been added to the 14C as Appendix D.  The Company gave to The Mentor Group only these two sets of documents.  The Company also referred The Mentor Group to the public filings of the Company available from public sources, such as Edgar.  Nothing else was provided to The Mentor Group.

37.	Please disclose the “range of value for a share” that The Mentor Group discussed with the Company on March 15, 2011.

Response

The discussion of the range of value that The Mentor Group discussed on March 15, 2011, has been added to the 14C in respect of that date.

38.
Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed any written materials, including board books, as exhibits pursuant to Item 16 of Schedule 13E-3 and corresponding Item 1016(c) of Regulation M-A.  In this regard, we note that on March 17, 2011 The Mentor Group reviewed its analysis and the draft fairness opinion for the independent directors.

Response

The Company confirms that it has provided by way of exhibit all presentations or reports that it received.  For clarification, there was no board book provide by The Mentor Group.  The Company has reviewed the 14C and expanded the discussions about the presentations, discussions and reports it had with outside parties that are materially relevant to the transaction, whether oral or written.  The Independent Directors received a draft copy of the fairness opinion at the meeting on March 17, 2011, which was later the same day formalized as the final with only the changes of the date, removal of draft and addition of the signature. These differences between Appendix C and what was provided to the director is disclosed in the 14C, and the draft version has been filed with the Schedule 13E-3.

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011

Financial Information, page 35

39.
The summary of the financial information incorporated by reference must be prepared in accordance with Item 1010(c) of Regulation M-A.  See Instruction 1 to Item 13 of Schedule 13E-3.  We noticed, for example, that the information required by Item 1010(c)(4) appears to have been omitted.  In addition, a summary of the information specified by Item 1010(a)(2) does not appear to have been included.  Please revise the summary to ensure that all of the requirements of Item 1010(c) have been satisfied.

Response

The Company has reviewed the information required by Item 1010(c) of Regulation M-A.  It has added additional summarized, unaudited information for the interim reporting period.  The Company has added the book value as at December 31, 2010 and a table showing the earnings per share for the most recent interim fiscal period and two most recent fiscal year end periods. The Company has disclosed that pro-forma financial information reflecting the Reverse Stock Split is not  material because the cost of the Reverse Stock Split will be approximately $175,000 which is not a material amount when compared to the cash and cash equivalents or assets at December 31, 2010, or result in a significant reduction in the number of shares outstanding which would have a significant impact on the earnings per share or book value per share.  Because the Company does not have any preferred stock outstanding or any appreciable amount of debt issued, there is no required calculation of the earnings to fixed charges required to be presented in accordance with Item 503(d) of Regulation S-K.

The Company calls to the attention of the Staff that the financial statements specified by Item 1010(a)(2) are incorporated by reference.

Stock Certificates, page 39

40.	Please advise regarding the reference to $0.44 per share in the first paragraph.

Response

This is a typographical error, and it has been corrected.

Principal Shareholders, page 48

41.	Please revise footnote two to indicate the individual or individuals who have voting and dispositive power with respect to the shares held by Sinoquest Management Ltd.

Response

Footnote two has been revised to indicate that Mr. Peter Wang has the dispositive and voting authority over the shares held by Sinoquest Management Ltd.

Appendix 3

42.
We note the limitation on reliance in the fourth paragraph on page three.  Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.  Alternatively, disclose the basis for The Mentor Group’s belief that shareholders cannot rely upon the opinion to support any claims against The Mentor Group arising under applicable state law (e.g., the inclusion of an express disclaimer in The Mentor Group’s engagement letter with the Company).  Describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state-law defense to The Mentor Group would have no effect on the rights and responsibilities of either The Mentor Group or the board of directors under the federal securities law.

Messrs Brown and Webb
Securities and Exchange Commission
May 6, 2011

Response

Disclosure in response to the above comment has been added to the 14C.  No change was made to Appendix 3, as that is what was presented to the Independent Directors and has not been amended.

In connection with our response to the comments of the Staff of the SEC made above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing of the Schedule 14C and Schedule 13E-3;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please copy our counsel, Andrew D. Hudders, Golenbock Eiseman Assor Bell & Peskoe, LLP, 422 Madison Avenue, New York, New York, 10022 Tel. 212-907-7349 and Fax 212-754-0330 on your correspondence.  He will also be able to email me copies of your correspondence.

Sincerely,

/s/ Peter Wang

Peter Wang,
President